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                                             May 12, 2006


Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

     Re:  Arbinet-thexchange, Inc.
          Definitive Additional Materials
          Filed May 4, 2006 by Alex Mashinsky and Robert A. Marmon File No. 000-51063

Dear Ms. Ransom:

     On behalf of Alex Mashinsky and Robert A. Marmon, we write in response to the comments of the Office of Mergers and Acquisitions in the Division of Corporation Finance as set forth in the comment letter dated May 5, 2006 (the "Comment Letter"). For your convenience, we have set forth the text of the Staff's comments in italics, which are then followed by responses on behalf of Messrs. Mashinsky and Marmon.

     1. Please provide support for your statement that

        "top management of the Company - Curt Hockemeier and Anthony Craig - just last week received over $3,600,000 in 'extra' compensation by purchasing over 430,000 shares of stock (1.7% of the Company) for $.16 (sixteen cents!) per share...".

     Response: This statement is based on publicly available information. It relates to the exercise of employee stock options to purchase shares of common stock ("Common


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Securities and Exchange Commission
May 12, 2006


     Stock") of Arbinet-thexchange, Inc. (the "Company") by J. Curt Hockemeier, the Company's current President and Chief Executive Officer, and Anthony Craig, the Company's current Chairman. These purchases are described in the publicly available Forms 4 filed on April 26, 2006 (237,099 shares) and May 1, 2006 (5,055 shares) by Mr. Hockemeier and on April 27, 2006 (184,861 shares) by Mr. Craig for an aggregate total of 427,015 shares. These purchases were also reported in the Company's definitive proxy statement filed on May 3, 2006. The Forms 4 also indicated that the purchase price for these shares was $.16 per share. Based on the closing price for the Common Stock on April 26th ($8.45), May 1st ($8.53) and April 27th ($8.46), the value of Common Stock purchased on each day was $2,003,486.55, $43,119.15 and $1,563,924.06, respectively, for an aggregate value of $3,610,529.76. The 427,015 shares equal 1.7% of the 25,854,938 outstanding shares of Common Stock as reported in the Company's definitive proxy statement. The purpose of our statement was to convey to stockholders the fact that Messrs. Hockemeier and Craig acquired a significant percentage of the outstanding shares of Common Stock, having a value of more than $3,600,000, for only $.16 per share. In responding to your comment, we noticed our unintentional typo that Messrs. Hockemeier and Craig purchased over "430,000" shares, when we actually meant to state "420,000" shares. We believe the typo is immaterial in the context of the intended purpose of the statement and because both the actual percentage of outstanding shares Messrs. Hockemeier and Craig purchased (1.7%) and the value of such shares (over $3,600,000) were correctly stated.

          Please also provide support for your indication that the "Company gave guidance of profits of $19 - 23 million both in February and May of 2005 and then missed those numbers by a significant margin."

     Response: This statement is based on publicly available information. On February 17, 2005, the Company estimated net income for the full year 2005 of $19 to $23 million. The Company gave the same guidance in May 2005, but suddenly revised the estimate one month later in June 2005 to reduce the Company's 2005 estimated net income by up to 87% to $3 to $6 million. The Company eventually reported net income of $10.8 million for 2005, missing the original estimate by 43% to 53%. We note that this comment covers the same subject as our response to comment #6 (third bullet) in the Staff's comment letter dated March 30, 2006 regarding disclosure in Messrs. Mashinsky's and Marmon's proxy statement. In response to this prior comment, we revised the proxy statement disclosure, and supplementally provided to the Staff copies of the Company's February 17, 2005 and June 21, 2005 press releases, which included the estimates and the sudden changed estimate. We note that the definitive proxy statement and the additional letter (which is the subject of the Comment Letter) were sent to stockholders simultaneously.

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Securities and Exchange Commission
May 12, 2006


          Finally, please also provide support for your indication that you "wrote more than twenty patents on which Arbinet operates, which reflected [your] strategic vision to take Arbinet to 2010 and beyond...."

     Response: The statement is based on Mr. Mashinsky's personal knowledge of work he performed and patents he invented for the Company while serving as its Chief Executive Officer and as a consultant. In addition, we searched the United States Patent and Trademark Office website
     (http://www.uspto.gov/patft/index.html) and located over twenty Arbinet-related patents which list Mr. Mashinsky as "inventor".

          Finally, please also provide support for your indication that ... Curt Hockemeier has described [you] as "just full of nutty ideas."

     Response: The statement that Mr. Mashinsky is "just full of nutty ideas" was made by Curt Hockemeier directly to Mr. Marmon at a meeting on March 28, 2006 attended by Messrs. Hockemeier, Marmon and Mashinsky, among others. The inclusion of the statement in the letter was intended to show the current CEO's view of Mr. Mashinsky.

                               *       *       *

     If you have any questions or comments relating to the foregoing, please contact me at (212) 530-5735 or, in my absence, Craig Gherman at (212) 530-5778.

                                             Very truly yours,

                                             /s/ Roland Hlawaty

                                             Roland Hlawaty


cc:  Alex Mashinsky
     Robert A. Marmon